

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2014

<u>Via E-mail</u>
Mr. Mario Alberto Beauregard Álvarez
Chief Financial Officer
Petróleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
11311 México D.F., México

  Re: Petróleos Mexicanos
     Form 20-F for Fiscal Year Ended December 31, 2012
     Filed April 30, 2013
     File No. 0-00099

Dear Mr. Beauregard Álvarez:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/H. Roger Schwall

       H. Roger Schwall
       Assistant Director